UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July18, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 18, 2007

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa: 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD CONCLUDES AGREEMENT
TO EARN-IN ON GANES CREEK PROPERTY IN ALASKA, USA

July 18, 2007 - Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that a Letter of Intent ("LOI") was concluded on June 8, 2007, whereby the Company can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by making a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by Clark/Wiltz Mining (CWM), based in Talkeetna, Alaska, USA.

Pursuant to the LOI, a minimum of US$800,000 in exploration expenditures need to be incurred in 2007; an additional US$1,000,000 in expenditures by the end of 2008; and a final US$1,200,000 in expenditures by the end of 2009. Great Basin Gold can also increase its interest in the property at a production decision by purchasing the remaining 20% at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% NSR of which 1% could be purchased by GBG for US$2 million.

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, located some 110 km to the northeast and held by NovaGold Resources and Barrick Gold. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

The Ganes Creek Project occupies the western portion of a 19-km long area of gold anomalies, hard rock prospects and placer deposits aligned along the Yankee-Ganes Creek fault zone. The Yankee-Ganes Creek fault is sub-parallel to the major transcurrent Nixon-Iditarod fault. Regional geologic mapping has identified the eastern Innoko district (including Ganes Creek Project) as the structurally offset, northern extension of the Donlin trend of deposits and gold prospects. The Donlin trend is truncated by the Iditarod fault zone some 130 km (80 miles) to the southwest of the Ganes Creek Property.

Historical work on the property has identified intrusive-related gold showings as well as high grade shear- and vein-associated gold occurrences. Numerous showings are proximal to the regional Yankee-Ganes Creek fault, close to the eastern boundary of the property. Unverified historical production at the Independence Mine in the same area was reported to be 500 ounces gold at an average grade of 1 ounce gold per ton.

More recent work by Full Metal Minerals (2005), Placer Dome (1997) and Battle Mountain Gold (1990) includes drill-testing of anomalies along the ridge tops proximal to the Yankee-Ganes Creek fault as well as the identification of a number of additional anomalies. Great Basin Gold plans to focus on exploring the known showings and the under-explored areas near the valley floors where deeper cover makes interpretations more difficult. Initially, extensive trenching close to the valley floors is planned, followed up by drilling of any anomalies outlined.

President and CEO Ferdi Dippenaar said: "The agreement on the Ganes Creek Property further enhances Great Basin Gold's strategic objective of creating value and delivering growth through pursuing gold mining opportunities in North America and Southern Africa. Ganes Creek provides a strategic fit with our North American assets, as the extensive land package provides opportunity to identify high grade gold-bearing quartz veins and shear zones that could be mined in a similar fashion to the Hollister Project in Nevada. In line with our business model, the opportunity comes with the people who have the necessary technical capacity to manage the completion of the exploration program, and our Great Basin Gold management team will oversee the activities."

Gernot Wober, P.Geo, a qualified person and V.P. Exploration of Great Basin Gold, is monitoring the program on behalf of Great Basin Gold and has reviewed this news release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:
Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.